Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

04035776

RECEIVED
2004 JUL 27 A 9:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Lima, July 23th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Financial Statements as of June 30st, 2004, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

7/27

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A.**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1048	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

FERREYROS S.A.A.
Balance General
Al 30 de Junio del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

Activo	Notas	Al 30 de Junio 2004	Al 31 de Diciembre 2003
Activo Corriente			
Caja y Bancos	0	23,156	37,033
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	79,440	73,049
Cuentas por Cobrar a Vinculadas	0	14,643	14,462
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	92,908	73,149
Existencias (neto de provisión acumulada)	2	165,238	209,773
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	4,291	2,366
Total Activo Corriente		**379,676**	**409,832**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	31,029	38,154
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	109,871	106,585
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	222,513	238,621
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	426	459
Impuesto a la Renta y Participaciones Diferidos Activo	0	7,277	6,205
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		**371,116**	**390,024**
TOTAL ACTIVO		**750,792**	**799,856**

Pasivo y Patrimonio	Notas	Al 30 de Junio 2004	Al 31 de Diciembre 2003
Pasivo Corriente			
Sobregiros Bancarios	0	581	320
Préstamos Bancarios	0	39,909	27,183
Cuentas por Pagar Comerciales	0	143,349	198,488
Cuentas por Pagar a Vinculadas	0	3,138	5,204
Otras Cuentas por Pagar	0	38,035	34,772
Parte Corriente de las Deudas a Largo Plazo	0	22,813	20,597
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**247,825**	**286,564**
Pasivo No Corriente			
Deudas a largo plazo	0	216,652	233,842
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	4,843	4,783
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**221,495**	**238,625**
Total Pasivo		**469,320**	**525,189**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	5	251,311	241,050
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,257	10,916
Reservas Legales	0	3,526	1,399
Otras Reservas	0	0	0
Resultados Acumulados	5	16,378	21,302
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**281,472**	**274,667**
TOTAL PASIVO Y PATRIMONIO NETO		**750,792**	**799,856**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2004	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2003	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2003
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	8	277,148	210,930	468,312	377,443
Otros Ingresos Operacionales	0	99	417	296	2,482
Total de Ingresos Brutos		**277,247**	**211,347**	**468,608**	**379,925**
Costo de Ventas (Operacionales)	0	-222,426	-163,960	-371,776	-292,829
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-222,426	-163,960	-371,776	-292,829
Utilidad Bruta		**54,821**	**47,387**	**96,832**	**87,096**
Gastos Operacionales					
Gastos de Ventas	0	-29,300	-25,103	-49,249	-41,011
Gastos de Administración	0	-14,329	-13,763	-28,376	-27,882
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**11,192**	**8,521**	**19,207**	**18,203**
Otros Ingresos (gastos)					
Ingresos Financieros	0	4,943	3,612	9,375	6,859
Gastos Financieros	0	-6,818	-8,045	-13,830	-16,485
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	3,119	2,152	5,464	3,020
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	2,046	0	369
Otros Gastos	0	-980	0	-3,619	0
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	2,115	-92	8,272	6,533
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**13,571**	**8,194**	**24,869**	**18,499**
Participación de los trabajadores corrientes y diferidos	0	-1,005	-645	-1,826	-1,548
Impuesto a la Renta corriente y diferido	0	-3,795	-2,176	-6,930	-5,224
Resultado antes de Gastos Extraordinarios		**8,771**	**5,373**	**16,113**	**11,727**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**8,771**	**5,373**	**16,113**	**11,727**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**8,771**	**5,373**	**16,113**	**11,727**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**8,771**	**5,373**	**16,113**	**11,727**
Utilidad (pérdida) básica por acción común	7	0.040000	0.026000	0.074000	0.057000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 30 de Junio de 2004	Del 1 de Enero de 2003 al 30 de Junio de 2003
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	456,263	369,194
Honorarios y comisiones	0	509	2,764
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	5,568	4,303
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	2,044	0
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-386,642	-322,205
Remuneraciones y beneficios sociales	0	-44,394	-37,596
Tributos	0	-10,147	-5,254
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-1,114	-3,207
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**22,087**	**7,999**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	18,112
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	1,115	1,628
Venta de activos intangibles	0		18,210
Intereses y rendimientos	0	0	0
Dividendos	0	2,432	15
Otros cobros de efectivo relativos a la actividad	0	946	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	-183	0
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-3,642	-2,340
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**668**	**35,625**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	260	0
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	59,203	63,368
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	-275
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-61,450	-85,213
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-14,411	-17,273
Dividendos	0	-9,126	-2,649
Otros pagos de efectivo relativos a la actividad.	0	-19,380	-14,433
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-44,904**	**-56,475**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-22,149**	**-12,851**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	37,033	28,681
Resultado por Exposición a la Inflación	0	8,272	6,533
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**23,156**	**22,363**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 30 de Junio de 2004	Del 1 de Enero de 2003 al 30 de Junio de 2003
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	16,113	11,727
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	12,143	7,194
Provisión por desvalorización de existencias	0	7,653	10,622
Provisión por fluctuación del valor de los valores e inversiones	0	590	51
Depreciación del ejercicio	0	15,753	15,360
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	36	564
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	9,558	8,032
Pérdida en venta de valores e inversiones permanentes	0	0	731
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	233
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	13,830	16,485
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-140	0
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-8,272	-6,533
Impuesto a la renta y participación de los trabajadores diferidos	0	-2,100	-1,017
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-5,464	-3,020
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-4,980	-11,841
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	6,891	-4,761
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	-3,652	-8,223
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	36,199	19,807
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-1,925	-3,741
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-57,204	-29,961
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-12,942	-13,710
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		22,087	7,999

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2004 y 2003
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2003	193,579	43,395	0	0	12,331	266	0	6,480	0	256,051
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,633	0	-2,633
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	47,471	-43,395	0	0	-1,415	0	0	-2,661	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	11,727	0	11,727
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,133	0	-1,133	0	0
Saldos al 30 de Junio de 2003	**241,050**	**0**	**0**	**0**	**10,916**	**1,399**	**0**	**11,780**	**0**	**265,145**
Saldos al 1ero. de enero de 2004	241,050	0	0	0	10,916	1,399	0	21,302	0	**274,667**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,308	0	-9,308
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	9,602	0	0	0	0	0	0	-9,602	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,113	0	16,113
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	659	0	0	0	-659	2,127	0	-2,127	0	0
Saldos al 30 de Junio de 2004	**251,311**	**0**	**0**	**0**	**10,257**	**3,526**	**0**	**16,378**	**0**	**281,472**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	75582
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	15572
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	590
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	563
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	151016
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	183
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	8980
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 30 DE JUNIO DEL 2004.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los índices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los índices de precios al por mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de junio del 2004, ha sido 4.8%.

2) EXISTENCIAS

Este rubro comprende :

	30/06/04	31/12/03
	(En miles de soles)	
Máquinas, motores y automotores	88,664	125,948
Repuestos	66,399	70,422
Servicios de taller en proceso	22,267	23,863
Existencias por recibir	3,480	2,123
	180,810	222,356
Provisión para desvalorización de existencias	-15,572	-12,583
	165,238	209,773

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30/06/2004
	(En miles de soles)
Saldo inicial	12,562
Adicones del período	7,653
Aplicaciones por ventas	-4,032
Otros cambios	-611
Saldo final	15,572

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Saldos Finales
			(miles de nuevos soles)		
Costo:					
Terrenos	49,695	77			49,772
Edifcios y otras construciones	73,983	86			74,069
Instalaciones	9,752	147			9,899
Maquinaria y Equipo	104,151	1,940	-2,631	1,058	104,518
Maquinaria y Equipo - flota de alquiler	108,861	5,338		-20,187	94,012
Unidades de Transporte	4,931	132	-128	-100	4,835
Unidades de Transporte-flota de alquiler	8,293				8,293
Muebles y enseres	25,057	1,260	-6	-18	26,293
Trabajo en Curso	1,838				1,838
	386,561	8,980	-2,765	-19,247	373,529
Depreciación acumulada :					
Edifcios y otras construciones	19,039	1,220			20,259
Instalaciones	6,540	439			6,979
Maquinaria y Equipo	66,726	6,915	-1,740	-2,125	69,776
Maquinaria y Equipo - flota de alquiler	28,180	5,352		-8,609	24,923
Unidades de Transporte	4,368	221	-42	-153	4,394
Unidades de Transporte-flota de alquiler	3,273	487			3,760
Muebles y enseres	19,813	1,119	-7		20,925
	147,939	15,753	-1,789	-10,887	151,016
Costo neto	238,622				222,513

4) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.11.3 millones.

Ferreyros s.a.a.
GPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

5) PATRIMONIO NETO

a) Capital

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social en S/.14.3 millones mediante la capitalización de ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 218,000,000 acciones comunes con un valor nominal de S/.1.10 cada una.

b) Resultados acumulados

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9.1 millones como dividendos en efectivo.

6) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.2 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.6 millones, incluidos multas e intereses , sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía;

Al 30 de junio del 2004, la Compañía tiene los siguientes compromisos

a) Avales por US$ 2.6 millones y US$ 4.2 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 2.2 millones, que garantizan transacciones diversas.

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

7) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera :

		Trimestres terminados el :		Períodos terminados el :	
		30-06-04	30-06-03	30-06-04	30-06-03
		(En miles de soles)			
Utilidad neta	S/.	8,758,000	5,373,000	16,113,000	11,727,000
Promedio ponderado de acciones comunes en circulación		218,000,000	205,000,000	218,000,000	205,000,000
Utilidad básica por acción	S/.	0.040	0.026	0.074	0.057

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados *financieros. Por no existir las condiciones que lo justifiquen, no se ha* determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

8) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias y afiliadas fueron las siguientes :

	Trimestres terminados el :		Períodos terminados el :	
	30-06-04	30-06-03	30-06-04	30-06-03
	(En miles de soles)			
Ventas netas:	3,838	1,373	7,065	2,191
Utilidad en ventas	438	91	920	137

9) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue :

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19975

	Períodos terminados el :	
	30-06-04	30-06-03
	(En miles de soles)	
Venta de bienes :		
Orvisa S.A.	5,017	163
Unimaq S.A.	792	493
Motorindustria S.A.	309	377
Fiansa S.A.	26	7
	6,144	1,040
Venta de servicios :		
Motorindustria S.A.	491	555
Unimaq S.A.	261	189
Depósitos EFE S.A.	127	133
Orvisa S.A.	29	256
Fiansa S.A.	13	18
	921	1,151
Total ventas de bienes y servicios	7,065	2,191
Compra de bienes :		
Unimaq S.A.	1,414	411
Fiansa S.A.	661	524
Orvisa S.A.	151	166
	2,226	1,101
Compra de servicios :		
Motorindustria S.A.	10,794	8,602
Depositos Efe S.A.	290	322
Fiansa S.A.		28
	11,084	8,952
Total compras de bienes y servicios	13,310	10,053

Los ingresos provenientes de estas operaciones se encuentran gravados con el Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizaron a valor de mercado y la forma de pago es al contado.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados al 30 de junio, que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo :

Ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-06-04	30-06-03
	(En miles de soles)	
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	11,732	14,871
Transferencia de inmuebles, maquinaria y equipo a existencias	17,930	14,905

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

HECHO DE IMPORTANCIA

Lima, 22 de julio del 2004.

Señores
Comisión Nacional Supervisora
De Empresas y Valores
Presente.-

Estimados señores :

De acuerdo a disposiciones vigentes, en la fecha, cumplímos con presentar los estados financieros no auditados de Ferreyros S.A.A. al 30 de junio del 2004, así como las notas a los estados financieros e informe de gerencia a la misma fecha. El informe de gerencia incluye la declaración de responsabilidad y el análisis y discusión de la gerencia.

Los estados financieros al 30 de junio del 2004 han sido aprobados en Sesión de Directorio del 21 de julio del 2004.

Atentamente,

Victor Astete Palma
Gerente División de Contraloria

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2004. Sin perjuicio de la responsabilidad que compete al emisor. Los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
y Control de Gestión

Víctor Astete P.
Gerente División de Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2004

(Lima, Perú, 22 de julio del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 30-06-04 ascendieron a S/. 471.3 millones, en comparación con S/. 380.4 millones del mismo periodo del año anterior, un incremento de 23.9%.

El resultado neto al 30-06-04 arrojó una utilidad neta de S/.16.1 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 11.7 millones, un incremento de 37.4% .

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos de Operación, solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del segundo trimestre del 2004 ascendieron a S/. 278.2 millones, en comparación con S/. 213.7 millones del mismo período del año anterior, un incremento de 30.2 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos fueron superiores en 51.7% a las del primer trimestre del año anterior (S/. 145.9 millones en el 2T 2004; S/.96.2 millones en el 2T del 2003), debido, principalmente, a una venta de equipos Caterpillar por S/.79 millones a un cliente importante de la gran minería. Por otra parte, en el segundo trimestre del 2004, las ventas de repuestos y servicios fueron mayores en 13.2% a las del mismo período del año anterior (s/.132.2 millones en 2T del 2004; S/.116.8 en el 2T del 2003). Este incremento se explica por la demanda generada, principalmente por el parque de

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

maquinaria Caterpillar vendida en años anteriores a empresas de la gran minería.

UTILIDAD EN VENTAS.- La utilidad en ventas del segundo trimestre del 2004 ascendió a S/. 54.8 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 47.3 millones, un incremento de 15.7%. En términos porcentuales, la utilidad en ventas del segundo trimestre del 2004 es inferior la del mismo período del año anterior (19.7% vs 22.2%), debido a que las ventas de productos principales a la gran minería tuvieron mayor incidencia en el segundo trimestre del 2004 que en el mismo período del año anterior (S/.79.5 millones en el 2T del 2004; S/.38.1 millones en el 2T del 2003). Las ventas de productos principales a la gran minería, por ser de gran volumen, tienen márgenes brutos más bajos que los obtenidos en ventas a clientes de otros sectores económicos.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el segundo trimestre del 2004 a S/. 43.6 millones en comparación con S/. 38.8 millones del mismo período del año anterior, un incremento de 12.3 %, debido a lo siguiente:

- Aumento de los gastos variables como consecuencia del aumento de las ventas del período.
- Incremento de la provisión para cobranza dudosa de cuentas por cobrar a clientes que se acogieron al programa de reestructuración financiera del Indecopi.
- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de julio del 2003, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años, período durante el cual dichas remuneraciones se mantuvieron congeladas.

En términos porcentuales los gastos del 2T del 2004 representan el 15.7% de las ventas netas, en comparación con 18.2% de las del mismo período del año anterior.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del segundo trimestre del 2004 ascendieron a S/. 4.9 millones en comparación con S/. 3.6 millones del mismo período del año anterior, un aumento de 36.8%, que se explica, principalmente, por un aumento de S/. 1.2 millones en descuentos obtenidos por pronto pago de facturas por compras a Caterpillar.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.8 millones en el segundo trimestre del 2004 en comparación con S/.8.0 millones del mismo período del año anterior, una disminución de 15.3%, debido principalmente, a una disminución de los pasivos sujetos a pago de intereses por S/. 27.8 millones (el pasivo promedio sujeto a pago intereses en el 2T del

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

2004 fue de S/ 427.8 millones, en comparación con S/.455.6 millones del mismo período del año anterior).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.3.1 millones en el segundo trimestre del 2004, en comparación con S/. 2.1 millones del mismo período del año anterior. El aumento de estos ingresos en el 2004 se debe, principalmente, a que la pérdida registrada por una subsidiaria en el segundo trimestre del 2004 fue menor que la registrada en el mismo período del año anterior. Asimismo; en el segundo trimestre del 2003 se registró la pérdida de una subsidiaria que fue vendida en el mes de marzo del 2003; consecuentemente, dicha pérdida ya no se produjo en el segundo trimestre del 2004.

OTROS INGRESOS (EGRESOS).- En el segundo trimestre del 2004, en este rubro se registró un egreso neto de S/. 1.0 millones en comparación con un ingreso neto de S/. 2.0 millones del mismo período del año anterior. En el segundo trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de existencias, y ii) un ingreso neto de S/. 0.5 millones por otros conceptos. En el segundo trimestre del 2003, se registraron en esta cuenta, principalmente, los siguientes conceptos: i) ingreso de S/ . 3.6 millones por resoluciones de contratos, ii) ingreso de S/. 0.2 millones por alquiler de locales; iii) egreso S/. 2.1 millones por provisión para desvalorización de existencias; y iv) otros ingresos netos por S/. 0.3 millones.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el segundo trimestre del 2004, el REI arrojó una utilidad de S/. 2.1 millones en comparación con el REI del mismo período del año anterior que arrojó una pérdida de S/. 0.1 millones. La utilidad por REI del segundo trimestre del año 2004 se debe a que el ajuste por inflación de los activos no monetarios fue mayor que la pérdida en cambio generada por la conversión a soles de los pasivos netos en moneda extranjera. En este período la inflación fue de 1.89% y la devaluación de solamente 0.32%. La pérdida por REI del segundo trimestre del año 2003 se debe a que en dicho período la tasa de inflación fue negativa (-0.66%) lo cual genero una perdida en el ajuste por inflación de los activos no monetarios, que fue compensada en parte por la utilidad en cambio

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

producida por la devaluación negativa (-0.09%) en la conversión a soles de los pasivos netos en moneda extranjera.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del segundo trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del segundo trimestre del 2004 ascendió a S/. 8.8 millones en comparación con S/. 5.4 millones del mismo período del año anterior, un incremento de 63.3%, debido a mayor utilidad bruta, incremento de los ingresos financieros, disminución de los gastos financieros, incremento en los resultados de subsidiarias y mayor ganancia por REI, lo cual permitió compensar el aumento de los gastos de venta y administración y de otros egresos así como incrementar la utilidad neta en S/ 3.4 millones.

ANALISIS DEL BALANCE GENERAL

Al 30-06-04, el total de pasivos ascendió a S/. 464.5 millones en comparación con S/. 485.9 millones al 31-03-04, una disminución de S/. 21.4 millones. Por otra parte, el total de activos al 30-06-04 ascendió a S/. 750.8 millones en comparación con S/. 763.4 millones al 31-03-04, una disminución neta de S/. 12.6 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) El saldo de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) al 30-06-04 ascendió a S/.110.5 millones, cifra ligeramente inferior al saldo de S/. 112.8 millones al 31-03-04. La diferencia se explica por: i) una disminución de S/. 12. 9 millones por cuentas por cobrar entregadas en sobrecolateral a un patrimonio fideicometido (ver punto siguiente) ; ii) aumento de S/. 16.5 millones por mayores ventas; y iii) una disminución de S/. 5.9 millones por aumento de la provisión para cobranza dudosa

b) Incremento en Otras Cuentas por Cobrar (Otros Activos Corrientes) S/. 11.1 millones, que se debido a: i) un aumento de S/.12.9 millones por cuentas por cobrar a clientes entregadas .en sobrecolateral a un patrimonio fideicometido, para garantizar una emisión de bonos de titulización; y ii) otras disminuciones por S/.1.8 millones.

c) Disminución de Inventarios por S/. 18.3 millones, que se explica por: i) una disminución de S/. 21.4 millones por ventas del período; ii) un aumento de S/. 3.1 millones por transferencias de equipos de alquiler usados del activo fijo.

d) Disminución neta del Activo Fijo por S/. 6.8 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 2.3 millones por adquisiciones de equipos para la flota de alquiler; ii) incremento de S/. 1.7 millones por adquisiciones de maquinaria y equipo, iii) disminución de S/. 3.1 millones por transferencias de equipos

Ferreyros S.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

de alquiler al inventario, iv) disminución de S/. 8.1 por aumento de la depreciación acumulada; y v) otros aumentos por S/. 0.4 millones.

e) Aumento de Inversiones en Valores por S/. 0.6 millones debido a las siguientes operaciones: i) aumento de S/. 3.1 millones por utilidades de subsidiarias reconocidas por el método contable de participación patrimonial: y ii) disminución de S/.1.8 millones en la inversión en una subsidiaria debido a dividendos recibidos por el mismo importe. iii) disminución de S/. 0.5 millones por redención de bonos de titulización emitidos por terceros; y iv) otras disminuciones por S/. 0.2 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-04 es de 1.53, similar al ratio corriente al 31-03-04. que fue de 1.52.

El ratio de apalancamiento financiero al 30-06-04 es de 1.50, en comparación con 1.61 al 31-03-04.

La conformación de las obligaciones de la Compañía al 30 de junio 2004 se muestra en el anexo 4.

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. ANEXO 1

ESTADO DE GANANCIAS Y PERDIDAS
(En miles de soles constantes)

	2T 04	%	1T 04	%	2T 03	%	2T 04/ 1T 04 %	2T 04/ 2T 03 %	Acumulado al 30-6-04	%	Acumulado al 30-6-03	%	Variación %
Ventas Netas	278,220	100.0	193,107	100.0	213,701	100.0	44.1	30.2	471,310	100.0	380,409	100.0	23.9
Costo de Ventas	-223,399	-80.3	-151,113	-78.3	-166,314	-77.8	47.8	34.3	-374,478	-79.5	-295,314	-77.6	26.8
Utilidad en ventas	**54,821**	**19.7**	**41,994**	**21.7**	**47,387**	**22.2**	**30.5**	**15.7**	**96,832**	**20.5**	**85,094**	**22.4**	**13.8**
Otros ingresos operacionales	0	0.0	0	0.0	0	0.0	0.0	0.0	0		2,002	0.5	**n/a**
Utilidad Bruta	**54,821**	**19.7**	**41,994**	**21.7**	**47,387**	**22.2**	**30.5**	**15.7**	**96,832**	20.5	**87,096**	22.9	**11.2**
Gastos de Venta y Administración	-43,629	-15.7	-33,996	-17.6	-38,866	-18.2	28.3	12.3	-77,625	-16.5	-68,893	-18.1	12.7
Utilidad en operaciones	**11,192**	**4.0**	**7,998**	**4.1**	**8,521**	**4.0**	**39.9**	**31.4**	**19,207**	4.1	**18,203**	4.8	**5.5**
Ingresos Financieros	4,943	1.8	4,431	2.3	3,612	1.7	11.6	36.8	9,375	2.0	6,859	1.8	36.7
Gastos Financieros	-6,818	-2.5	-7,012	-3.6	-8,045	-3.8	-2.8	-15.3	-13,830	-2.9	-16,485	-4.3	-16.1
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación	3,119	1.1	2,345	1.2	2,152	1.0	33.0	44.9	5,464	1.2	3,020	0.8	80.9
Otros Ingresos (Egresos), neto	-980	-0.4	-2,638	-1.4	2,046	1.0	-62.8	-147.9	-3,619	-0.8	369	0.1	**n/a**
Utilidad antes de Resultado por exposición a la inflación	**11,456**	**4.1**	**5,124**	**2.7**	**8,286**	**3.9**	**123.6**	**38.3**	**16,597**	3.5	**11,966**	3.1	**38.7**
Ganancia (Pérdida) por Exposición a la Inflación	2,115	0.8	6,157	3.2	-92	0.0	-65.6	n/a	8,272	1.8	6,533	1.7	26.6
Utilidad antes de Participaciones e Impuesto a la Renta	**13,571**	**4.9**	**11,281**	**5.8**	**8,194**	**3.8**	**20.3**	**65.6**	**24,869**	5.3	**18,499**	4.9	**34.4**
Participaciones	-1,005	-0.4	-822	-0.4	-645	-0.3	22.3	55.8	-1,826	-0.4	-1,548	-0.4	18.0
Utilidad antes de Impuesto a la Renta	**12,566**	**4.5**	**10,460**	**5.4**	**7,549**	**3.5**	**20.1**	**66.5**	**23,043**	4.9	**16,951**	4.5	**35.9**
Impuesto a la Renta	-3,795	-1.4	-3,135	-1.6	-2,176	-1.0	21.1	74.4	-6,930	-1.5	-5,224	-1.4	32.7
Utilidad neta	**8,771**	**3.2**	**7,325**	**3.8**	**5,373**	**2.5**	**19.7**	**63.3**	**16,113**	3.4	**11,727**	3.1	**37.4**

FERREYROS S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

				Variación %	
				30-jun-04	30-jun-04
	30-jun-04	31-mar-04	31-dic-03	31-mar-04	31-dic-03
Caja y bancos	23,156	21,679	37,033	6.8	-37.5
Cuentas por cobrar comerciales	79,440	81,759	73,049	-2.8	8.7
Inventarios	165,238	183,489	209,773	-9.9	-21.2
Otros activos corrientes	111,842	100,488	89,977	11.3	24.3
Activo Corriente	**379,676**	**387,416**	**409,832**	-2.0	-7.4
Cuentas por cobrar comerciales a largo plazo	31,029	31,041	38,154	0.0	-18.7
Otras cuentas por cobrar a largo plazo					
Inmueble, maquinaria y equipo					
Equipo de alquiler	102,305	108,591	117,154	-5.8	-12.7
Otros activos fijos	267,229	267,615	269,384	-0.1	-0.8
	369,534	376,206	386,538	-1.8	-4.4
Depreciación acumulada	-147,021	-146,890	-147,917	0.1	-0.6
Inmueble, maquinaria y equipo, neto	222,513	229,316	238,621	-3.0	-6.8
Inversiones	109,871	109,295	106,585	0.5	3.1
Otros activos no corrientes	7,703	6,318	6,664	21.9	15.6
Activo no Corriente	371,116	375,969	390,024	-1.3	-4.8
Total Activo	**750,792**	**763,385**	**799,856**	-1.6	-6.1
Deuda de corto plazo	143,349	153,748	198,488	-6.8	-27.8
Otros pasivos corrientes	104,476	100,781	88,076	3.7	18.6
Pasivo corriente	**247,825**	**254,529**	**286,564**	-2.6	-13.5
Deuda de largo plazo	216,652	231,368	233,842	-6.4	-7.4
Total Pasivo	**464,477**	**485,897**	**520,406**	-4.4	-10.7
Ganancias diferidas	4,843	4,910	4,783	-1.4	1.3
Impuesto a la renta diferido					
Patrimonio	**281,472**	**272,578**	**274,667**	3.3	2.5
Total Pasivo y Patrimonio	**750,792**	**763,385**	**799,856**	-1.6	-6.1
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	15,789	7,714	32,300		
UAIDA	**46,216**	**19,867**	**95,734**		
Ratios Financieros					
Ratio corriente	1.53	1.52	1.43		
Apalancamiento Financiero	1.50	1.61	1.75		
Valor contable por acción	1.37	1.23	1.31		

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	2T 04	%	1T 04	%	2T 03	%	2T 04/ 1T 04 %	2T 04/ 2T 03 %	Acumulado al 30-6-04	%	Acumulado al 30-6-03	%	Variación %
Caterpillar:													
Gran minería	79,537	28.6	34,108	17.7	38,105	17.8	133.2	108.7	113,645	24.1	91,326	24.0	24.4
Otros	36,795	13.2	11,557	6.0	31,718	14.8	218.4	16.0	48,353	10.3	11,799	3.1	309.8
	116,332	41.8	45,666	23.6	69,823	32.7	154.7	66.6	161,998	34.4	103,126	27.1	57.1
Equipos	6,790	2.4	6,181	3.2	5,095	2.4	9.8	33.3	12,971	2.8	10,033	2.6	29.3
Automotriz	5,382	1.9	1,986	1.0	3,091	1.4	171.0	74.1	7,368	1.6	6,834	1.8	7.8
	128,504	46.2	**53,833**	27.9	**78,009**	36.5	138.7	64.7	**182,336**	38.7	**119,993**	31.5	52.0
Repuestos y servicios	132,245	47.5	128,310	66.4	116,781	54.6	3.1	13.2	260,540	55.3	229,027	60.2	13.8
Alquileres	5,536	2.0	5,499	2.8	9,971	4.7	0.7	-44.5	11,034	2.3	17,742	4.7	-37.8
Unidades usadas	11,935	4.3	5,465	2.8	8,939	4.2	118.4	33.5	17,400	3.7	13,648	3.6	27.5
Total	**278,220**	100.0	**193,107**	100.0	**213,701**	100.0	44.1	30.2	**471,310**	100.0	**380,409**	100.0	23.9

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-6-2004
Minería	74.2%
Hidrocarburos y petróleo	1.4%
Construccion	10.7%
Agricultura	1.9%
Pesca	1.9%
Transporte	1.0%
Gobierno	0.8%
Otros	8.0%
Total	100.0%

FERREYROS S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2004
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	17,877	11,495	2,083	4,299
Papeles Comerciales	-			
Proveedores:				
Caterpillar	36,029	35,448	581	
Otros	6,510	5,839	617	54
Bonos corporativos	30,000			30,000
Caterpillar Financial Services	31,337		3,290	28,047
Otros pasivos	12,025	12,025		
Total	133,778	64,807	6,571	62,400

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría